October 18, 2007
United States Securities and Exchange Commission
Washington, D.C. 20549-0402
Attention: Daniel Morris

RE:	Northrop Grumman Corporation
Definitive 14A filed April 12, 2007

File No. 001-16411
Reference is made to the letter dated August 21, 2007 from Daniel Morris (“Comment Letter”) of your office to Northrop Grumman Corporation (the “Company”). We understand the purpose of your review, and appreciate your comments. In response to your Comment Letter, the Company submits the following responses for the Staff’s consideration. The Company requested and was granted an extension on the due date of our response to October 19, 2007. For your convenience, we have reprinted the Staff’s original comments, followed by the Company’s response.
Comment 1: Director Compensation, page 13
1.	You disclose here and on page 19 that 50% of the $200,000 annual retainer paid to non-employee directors must be deferred into a stock unit account until the conclusion of a director’s board service. If, as appears to be the case, such deferrals are not at the election of the directors, please disclose the amounts in the Stock Awards column and provide the additional disclosure called for by the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K, including the disclosure of the aggregate number of stock awards outstanding at fiscal year end. We note that the Instruction to Item 402(c)(2)(iii) and (iv) as well as Question 4.03 to the Item 402 of Regulation S-K Questions and Answers available on our website at www.sec.gov, made applicable to this disclosure per the Instruction to Item 402(k), do not appear relevant in this instance because the deferral does not appear to be at the election of the directors. If you do not agree, please explain and advise.
Response:
We confirm that 50% of a non-employee director’s annual retainer is automatically paid to a stock unit account, payable in stock when the director leaves the Board. This stock unit payment is not elective. However, non-employee directors may also elect to defer up to an amount that constitutes the other half of their annual retainer to also be paid into the stock unit account. This elected amount would also be payable when the director leaves the Board. In the future we will place the mandatory stock unit payment in the Stock Awards column as you suggest. We will also include the relevant explanatory

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United States Securities Exchange Commission
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information required for this column, including the aggregate number of stock units each director holds as of the fiscal year end, with an indication of amounts attributable to each mandatory deferral and elective deferral. In addition, we believe that any additional amount elected to be deferred by the Director into his stock unit account will continue to be reported in the Salary column, pursuant to Instruction to Item 402(c)(2)(iii) and (iv) and Question 4.03 of the Question and Answer guidance.
Comment 2: Review, Approval or Ratification of Transactions with Related Persons, page 14
2.	Please disclose your policies with respect to related person transactions. Although we note your disclosure in this section, we believe additional detail regarding the review and approval of related person transactions is necessary. Revise your disclosure to address, among other things, the types of transaction covered and the standards to be applied. Refer to Item 404 of Regulation S-K.
Response:
In future disclosures we will expand the information regarding our Review, Approval and Ratification of Transactions with Related Person policy to add the additional information requested. The additional information below is provided as further explanation.
The Board of Directors had approved a written policy for the review, approval or ratification of related person transactions including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) proposed between the Company (including any subsidiary and any entity in which the Company or any subsidiary has a 50% or greater interest in voting power or profits) and any related person. The Nominating and Corporate Governance Committee is responsible for reviewing these transactions and may take into consideration, among other things, the materiality of the proposed transaction, the actual or perceived conflict of interest between the Company and the related person, the Company’s Principles of Corporate Governance and Code of Ethics and the best interests of the Company and its stockholders. After review, if the Nominating and Corporate Governance Committee concludes that the proposed transaction is in, or is not opposed to, the best interests of the Company and its shareholders, it may recommend the transaction to the Board for approval. If the Nominating and Corporate Governance Committee does not recommend the transaction to the Board, or the Board does not approve a transaction, the proposed transaction will not be pursued.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 3: Independent Consultant, page 25
3.	We note that you retain at least two compensation consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation. Refer to Item 407(e)(3)(iii) of Regulation S-K.
Response:
We confirm that the Committee utilizes two consultants in the process of determining the levels and structure of executive compensation. We will include this information in future disclosures.
George B. Paulin, CEO of Frederic W. Cook & Co., Inc., was hired as an independent consultant and reports directly to the Committee. Mr. Paulin’s role is to provide an independent review of market data and to advise the Committee directly on all compensation matters for elected officers and the CEO, including executive compensation program design and amounts. In this role, Mr. Paulin provides information and recommendations directly to the Committee for the elected officers and CEO, but does not approve any compensation actions. His role in determining compensation includes: advising the Committee on management proposals as requested; serving as a resource to the Committee Chair on setting agenda items for Committee meetings and undertaking special projects; reviewing the Company’s total compensation philosophy, peer groups and target competitive positioning for reasonableness and appropriateness; identifying plans or practices that might be changed to improve effectiveness; and providing pro-active counsel to the Committee on best-practices for Board governance of executive compensation as well as areas of concern or risk in the company’s program. Mr. Paulin’s firm does not receive any fees or income from the Company other than for the services provided to the Committee.
Hewitt Associates is retained by the company to provide competitive market data to the Committee on an annual basis. The Committee utilizes this market information when compensation decisions are determined for NEOs. Hewitt does not determine compensation amounts or provide compensation recommendations to the Committee for NEOs, other elected officers or the CEO.
Comment 4-6: Benchmarking, page 26
4.	We note that you have identified several companies that you have relied upon for benchmarking purposes. However, it also appears that you relied on a broader peer group. Please identify the companies included in the “general industry peer group” mentioned in this section. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Response:
The “general industry peer group” consists of companies from the Fortune 100 that participate in Hewitt’s executive compensation survey (i.e., general industry peer group). The following companies are in that group for 2006:
General Industry Peer Group for 2006

Company Name	Company Name
Alcoa Inc.	Honeywell International Inc.
Altria Group, Inc.	IBM Corporation
AmerisourceBergen	Ingram Micro Inc.
Archer Daniels Midland Company	Intel Corporation
AT&T Inc. (formerly SBC Communications Inc.)	International Paper Company
The Boeing Company	Johnson & Johnson
Cardinal Health, Inc.	Johnson Controls, Inc.
Caterpillar Inc.	The Kroger Co.
Chevron Corporation	Lockheed Martin Corporation
The Coca-Cola Company	Marathon Oil Corporation
Comcast Corporation	McKesson Corporation
ConocoPhillips	Medco Health Solutions, Inc.
CVS Corporation	Merck & Co., Inc.
Deere & Company	Motorola, Inc.
Dell Inc	PepsiCo, Inc.
Delphi Corporation	Pfizer Inc
The Dow Chemical Company	Plains Exploration & Production Company
E. I. du Pont de Nemours and Company	The Procter & Gamble Company
Exxon Mobil Corporation	Raytheon Company
Federated Department Stores, Inc.	Sunoco, Inc.
FedEx Corporation	Target Corporation
Ford Motor Company	Time Warner Inc.
General Dynamics Corporation	United Parcel Service
General Electric Company	United Technologies Corporation
General Motors Corporation	Valero Energy Corporation
HCA Inc.	Verizon Communications Inc.
Hewlett-Packard Company	Walgreen Co.
The Home Depot, Inc.	Weyerhaeuser Company
5.	If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Response:
The Committee has not benchmarked different elements of executive compensation against different benchmarking groups.
6.	Please include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response:
The additional information below is provided as further explanation. Similar additional information will be incorporated into future disclosures.
Market data provided to the Committee consists of raw statistical data (including the 25th, 50th and 75th percentile), as well as size-adjusted data based on revenues of the comparison companies.
To further clarify page 26 of the proxy, it is the company’s pay philosophy to target an approximate median level of total direct compensation and median mix of total direct pay elements (i.e., base salary, target annual incentive awards and annualized target long-term incentive award opportunities). Each executive position that can be compared to peer-company data is benchmarked to the relevant data. Executive positions that are unique to the company and cannot be benchmarked to the market are compared internally based on their relative duties and responsibilities. Actual salaries may differ from the target amounts based on experience, sustained performance, growth in the job, and leadership ability. Actual annual incentive awards and long-term incentive award opportunities reflect these factors as well as company and business performance, which will be fully and clearly explained in future disclosures. Meanwhile, actual total direct compensation levels for the company’s named executive officers in the 2007 proxy were all between the size-adjusted medians and 75th percentiles.
Comment 7-8: Elements of Compensation, page 27
7.	Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please discuss how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion of your annual incentive program does not explain how the target percentage is calculated. We also note limited analysis on pages 30-32 of how your specific option and restricted stock awards were determined. Although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout

October 18, 2007
United States Securities Exchange Commission
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determinations. Refer to Item 402(b)(2)(vii) of Regulation of S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
The additional information below is provided as further explanation. Similar additional information will be incorporated into future disclosures.
In determining each element of compensation, the Committee begins with an extensive analysis of prevalent pay at other companies for each element. This allows the Committee to gain an understanding of the competitiveness of the company’s programs, as well as where each executive’s pay is positioned relative to market. Once the Committee has determined the level and opportunity provided by the programs to be competitive, the Committee then reviews and determines where compensation levels should be for each NEO.
Salaries: Base salaries are reviewed and adjusted on an annual basis to ensure they remain competitive.
Goals and Targets: Performance goals for both the short- and long-term incentives are established on an annual basis. Goals established for 2006 are listed on pages 29 and 31 of the proxy. NEO incentive targets for the short- and long-term incentive plans are reviewed and approved by the Committee to reflect the competitive pay philosophy of median total direct compensation and a median mix of direct compensation elements. Target annual incentives are set as percentages of salaries, so individual executives with salaries at relatively high or low levels based on the factors identified in the response to the preceding question 6 will have correspondingly higher or lower dollar amounts. Long-term award levels may be adjusted from the target levels based on the same factors as reflected in salaries; company and business performance and past award history also may be considered.
Annual Bonus: Upon the completion of the performance period, the Committee receives information regarding the company’s financial performance versus plan. The Committee also is provided information about how the executive’s bonus was calculated (see bonus formula on page 28 of the proxy), his or her individual performance along with a bonus recommendation from the CEO for each of the other NEOs. Individual factors considered for the NEOs include:

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

•	Financial performance

•	Strategic leadership and vision

•	Program execution/performance

•	Collaboration and integration across businesses

•	Customer relationships

•	Talent management
The Committee reviews all information including the comparison to market and approves bonus amounts.
Long-term Incentives: On an annual basis, the Committee approves a grant of long-term incentives for executives. The Committee believes the Company’s long-term incentive program provides an alignment with shareholder interest and is an excellent retention tool. The Committee again receives information regarding competitive levels for long-term incentive opportunities at other companies, as well as relevant company and individual performance data (similar to above) during the time of grant. The Committee is provided with a recommendation from the CEO as to the number of shares and the estimated grant value for each of the other NEOs. The Committee reviews all information provided and makes a final determination for the number of shares to grant each executive. Actual payout associated with these grants is based on the performance of the Company. Thus payouts may fall short of, or exceed targeted amounts.
8.	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation of S-K.
Response:
The additional information below is provided as further explanation. Similar information will be incorporated into future disclosures.
During 2006, the Committee established a set of individual performance criteria for the CEO to assist in evaluating his performance. The criteria established were a combination of both financial and non-financial metrics the Committee believed were critical to the short-term and long-term success of the Company. The criteria were also weighted accordingly as the Committee believed more emphasis should be placed on company financial metrics when determining the CEO’s individual performance and his compensation. This is visible on page 30 where the two most heavily weighted criteria

October 18, 2007
United States Securities Exchange Commission
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are Relative Financial Performance (25%) and Program Performance (20%). The Committee utilized these metrics when determining base salary, annual bonus and long-term incentive grant for the CEO.
Similar criteria are established by the CEO for each of his direct reports. Goals are established at the beginning of the year by the CEO, which are comprised of both financial and non-financial goals. In addition, the CEO establishes individual goals for each NEO which are listed above in Response 7. The CEO utilizes these goals when evaluating the executive’s performance and when determining the compensation recommendations to the Committee. If the executive does not meet the established goals, compensation recommendations will be adjusted downward from targeted amounts. If the executive exceeds established goals, compensation levels will be recommended above targeted amounts. The Committee utilized these metrics along with the CEO’s recommendation when determining base salary, annual bonus and long-term incentive grant for the NEOs.
Additional information about this process is also documented on page 26 in the Role of Management section of the company’s proxy.
Comment 9: Annual Incentives, page 28
9.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their short-term and long-term incentive compensation. Please disclose the specific items of company and individual performance used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. In addition, please clearly explain how each item is calculated or measured. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Response:
The additional information below is provided as further explanation as requested, and this information will be incorporated into the CD&A in the future.
For the Annual Incentive Plan, three financial goals make up the elements of company performance, as shown on page 29 of the proxy. Final evaluation of each goal is based on operating performance achieved during the year. Additionally, each sector has its own unique set of supplemental goals. The NEOs receive the weighted average of the sector supplemental goal scores. The 2006 Actuals were adjusted for non-operating/unusual financial impacts of Hurricane Katrina, a legal charge, voluntary pension contributions, and a divestiture and shutdown of business units. Each metric/goal is described below and shown with its relative weighting:
•	Warranted Equity Value (40% weighting) — WEV is a discounted cash flow measurement that derives the intrinsic value of the company resulting from operating performance. Goals were based on achieving desired year over year growth in WEV. For 2006, the target WEV was $27.5B with a final adjusted score that exceeded the target.

•	Pension-Adjusted Operating Margin (20% weighting) — The Goals were based on achieving specific operating margin dollar amounts (adjusted for net FAS/CAS pension expense) defined by improving year over year operating margin rates. In 2006, the target payout required achievement of $2.63B of pension adjusted operating margin. Final adjusted operating margin exceeded the target.

•	Cash from Operations (20% weighting) — Goals are designed to reward the improved efficiency of converting earnings into cash which is a key indicator of the quality of the company’s earnings and management’s ability to generate operating cash. Goals were based on analysis of cash conversion rates (Cash from operations/EBITDA) for the S&P 100 non-financial companies and a peer group consisting of Aerospace & Defense companies. Cash conversion rates were translated into specific dollar amounts. For 2006, target payout required achievement of $2.5B cash from operations. The final adjusted value exceeded the target.

•	Supplemental Goals for Sector Operating Units (20% weighting) — Goals were designed to maximize operational performance, which includes metrics such as customer satisfaction, new product development, new business initiatives, productivity, quality improvement, workplace diversity, employee management, leadership development, and environmental management. NEOs received the weighted average score of all sectors.
For the Long Term Incentive Plan, company performance is based solely on the three-year improvement in EVA resulting from operating performance, as described on page 31

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of the proxy. Individual performance is not considered as part of the final payout for the Long Term Incentive Plan.
•	EVA is a value based metric that measures management’s ability to generate shareholder value. It is equal to the annual net operating profit after tax less a charge at the company’s cost of capital rate for invested capital. The EVA goals were based on an expected improvement target and a performance interval that allows for EVA variability above or below market expectations. For 2006, a three year EVA improvement of $36M was required for target payout. The three-year performance period of 2004 through 2006 exceeded the target resulting in a final value above the EVA improvement goal.
Comment 10: Recently Completed RPSR Performance Period, page 32
10.	We note that you adjusted your performance measure due to “significant and unforeseen events.” Please more fully address the discretion wielded by the compensation committee with respect to your incentive programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied, what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.
Response:
The additional information below is provided as further explanation. Similar information will be incorporated into future disclosures.
During the first quarter of each year, the Committee reviews the company’s financial performance achievement against established goals to determine payout multiples for both the short- and long-term incentive programs. In general, the payout multiples are mathematically calculated and presented to the Committee for their review and approval. The Committee has full authority to make adjustments to the payout multiple if it determines such adjustment is warranted. For example, in instances where company performance has been impacted by unforeseen events (natural disasters, significant acquisitions or divestitures, etc.), the Committee has used discretion in the past to modify the final awards.
In addition, the Committee has adjusted payout multiples downward even though targets were met when it determined circumstances existed that had a negative impact on the company but were not reflected in the performance calculation.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 11: Evaluation of Executive Performance in 2006 and CEO Compensation, page 34
11.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation for Dr. Sugar differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response:
In future disclosures, we will provide more specific details regarding the difference between Dr. Sugar’s compensation and that of the other NEOs.
With the exception of the Supplemental Retirement Plan (SRI), Dr. Sugar participates in the same benefit and compensation programs as the other NEOs. The SRI is provided to Dr. Sugar as the CEO as an enhanced benefit replacement during retirement in recognition of the unique roles and responsibilities of the CEO. Dr. Sugar’s compensation and incentive targets are higher than other NEOs due to his level of accountability and responsibility as the CEO. This is consistent with prevailing practices at other companies in the market.
Comment 12: Pension Benefits, page 44
12.	The description of the NGPP is particularly dense and may be difficult for investors to understand. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie the plan and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.
Response:
We will revise the description of the NGPP for future disclosures, based on your comments.
Comment 13: 2006 Nonqualified Deferred Compensation Plan, page 51
13.	Please revise footnote (1), pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table

October 18, 2007
United States Securities Exchange Commission
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and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.
Response:
We will revise the footnotes in future disclosures as follows: (1) Executive contributions in this column also are included in the salary and non-equity incentive plan columns of the 2006 Summary Compensation Table. Footnote No. 2 will be added to the Registrant Contributions in Last FY column as follows: (2) Company contributions in this column are included under All Other Compensation in the Summary Compensation Table. Footnote No. 3 will be added to the Aggregate Earnings in Last FY column as follows: (3) Aggregate earnings in the last fiscal year are not included in the Summary Compensation since they are not above market or preferential. Footnote No. 4 will be added to the Aggregate Balance at Last Fiscal Year-End column as follows: (4) The only amounts reflected in this column that previously were reported as compensation to the named executive officer in the Summary Compensation Table were executive contributions for the respective fiscal year-end and only if the named executive officer was reported as an NEO for each respective year. Aggregate earnings in this column were not reported previously in the Summary Compensation Table.
Comment 14: 2006 Change-in-Control and Severance, page 53
14.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response:
The additional information below is provided as further explanation. Similar information will be incorporated into future disclosures.
As indicated on page 53 of the proxy, the company has an established severance plan for elected officers as well as a change-in-control severance plan. These plans fit into the company’s overall compensation objective by providing competitive benefits. However, as they address unusual, one-time events outside the scope of normal duties, they generally have not been taken into account in determining other elements of compensation for the NEOs.

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

The company’s Severance Plan for Elected and Appointed Officers was approved by the Committee effective August 1, 2003 and offers severance benefits to officers who qualify and are approved to receive such benefits. This plan was designed to provide severance benefits (or income and health benefits) to executives for a period of time following termination. Generally executives are unemployed for a time period following a termination and the purpose of the severance plan was to help bridge an executive’s income and health coverage during this period.
When the plan was implemented, plan provisions were determined based on market prevalence along with the intent of providing reasonable income and benefits following a termination. In general, plan provisions correspond to an anticipated period of time for the executive to obtain other employment.
The Committee reviewed and approved the company’s change-in-control severance program which was effective March 1, 2004. Prior to this date, all officers were covered by the company’s change-in-control plans; however, it was determined the company should limit the number of participants to those executives who have substantial influence to maximize shareholder value during a potential takeover and are in positions at risk of termination following the transaction.
When the plan was implemented, plan provisions were determined based on prevalent market data. The program provides compensation and benefits for a reasonable period if these executives are terminated as a result of a change in control. The plan also serves to retain key executives during uncertain times surrounding an acquisition. It allows executives to remain focused on managing the company and helps mitigate the executive’s concern of post-acquisition termination. The goal of this program is to properly align executive and shareholder interests and motivate appropriate behavior during a change in control.
*          *          *          *
As requested in your Comment Letter, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Northrop Grumman Corporation 2007 Annual Meeting of Stockholders;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

October 18, 2007
United States Securities Exchange Commission
File No. 001-16411

We believe that our responses address the matters contained in your Comment Letter, and we are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to speak with us about any of these matters, please do not hesitate to call me at 310-201-1630.

Very truly yours,

/s/ Stephen D. Yslas
Stephen D. Yslas
Corporate Vice President, Secretary
and Deputy General Counsel
Attachment

cc:	Ronald D. Sugar
Wesley G. Bush